FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	May 17, 2005	WRITER'S DIRECT LINE 414.297-5886 amalzahn@foley.com Email
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 012001-0132

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Badger Paper Mills, Inc. — Commission File No. 00-00795 Annual Report on Form 10-K for the year ended December 31, 2004

Dear Mr. Schwall:

        We represent Badger Paper Mills, Inc., a Wisconsin corporation (the “Company”), in connection with its securities matters. This letter confirms, on behalf of the Company, that the Company has received your letter, dated May 12, 2005, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. This letter also confirms that, as we discussed with Ryan Milne, a representative of your office, on May l3, 2005, the Company will respond to your May 12, 2005 letter on or before the close of business Friday, June 3, 2005.

        Please contact the undersigned at (414) 297-5886 if you have any questions or comments regarding this information.

Very truly yours,
/s/ Angela L. Malzahn
Angela L. Malzahn
cc:	Ryan Milne (SEC) Karl Hiller

Paul M. Bouthilet (Badger Paper Mills, Inc.)

John P. Ernst (Grant Thornton LLP)

Luke E. Sims (Foley & Lardner LLP)

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH